

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 25, 2008

John C. Georgiopoulos
Secretary
Galileo Holding Corporation
299 Park Avenue
New York, New York 10171

> **Re: Galileo Holding Corporation**
> **Registration Statement on Form S-4**
> **Filed August 29, 2008**
> **File No. 333-153247**

Dear Mr. Georgiopoulos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to eliminate marketing language throughout the registration statement. For example, we note from the cover that you are "very enthusiastic" about the transaction, and your belief that it will create a "leading" publicly traded tanker company. We also note your reference to the "significant" consolidation experience of management.

2. We note the disclosure regarding the cash dividend target for the new company to be $2.00 per share annually. Please add a section regarding your dividend policy. Include in the disclosure your initial anticipated distribution rate, your estimated cash available to pay distributions over the next four quarters, whether historically you had sufficient available cash to pay the stated distribution amount, and any assumptions and considerations related to the preceding disclosure.

Cover Page

3. Please include on the cover page the amount of securities being registered. See Item 501(b)(2) of Regulation S-K.

Summary, page 1

4. Please remove the statement that the "summary is not intended to be complete" as it should be a complete summary containing all information material to investors as regards the securities. Also, remove your reference to the summary being "qualified in its entirety." In addition, remove similar qualifications throughout, such as on page 104.

The Proposed Transaction, page 2

5. Please disclose the estimated amount of fees and expenses that the companies expect to incur to consummate the transaction.

Recommendations of the Boards of Directors; Reasons for the Proposed Transaction, page 5

6. Please include in the summary the reasons the companies are engaging in the transaction. Refer to Item 4(a)(2) of Form S-4.

Opinions of Financial Advisors Presented to the Boards of Directors, page 5

7. Please revise to remove the limitations regarding investor reliance on the fairness opinions here and throughout. As such, it is inappropriate, for instance, to state that the Jefferies' opinion was provided "solely for use of the benefit of the Arlington board." For instance, delete "solely" at page 74 as well.

An oversupply of new vessels may adversely affect charter rates, page 23

8. We note your reference to Clarkson Research Studies Ltd. Tell us whether the information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the source is not publicly available

at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

Proceedings involving a General Maritime subsidiary, page 30

9. Consistent with the disclosure on page 26 of General Maritime's 10-K, please expand your disclosure here to provide greater details about the background or underlying incident leading to the pending case.

Special Note Regarding Forward-Looking Statements, page 36

10. Please revise to eliminate the implication that Private Securities Litigation Reform Act is applicable to your offering. Refer to Section 27A(b)(D) of the Securities Act.

Background of the Proposed Transaction, page 49

11. Please send us copies of the board books and other materials provided by the financial advisors to assist each board in evaluating the transaction. Also, provide us with a copy of the engagement letters.

12. Generally, revise this section to provide a more complete description of the matters discussed at the meetings between General Maritime and Arlington. Examples include the May 22nd, June 1st, and June 5th meetings between the parties.

13. Please revise to expand your discussion regarding the principal terms of the merger, including more background information on how the exchange ratio was determined. In this regard, clarify which side proposed the merger consideration. Discuss in more detail how the terms of the agreement came about.

14. Please revise to clarify whether any persons responsible for negotiating the agreements on behalf of each party are accepting any position or remuneration from any party in connection with this transaction, including payments for managing the company following the acquisition. If a negotiator is accepting a position with the company, including as a director, please revise to address whether this was a negotiated item, who negotiated it, and discuss how terms were set.

15. Please expand your disclosure on page 50 to disclose the specific date that General Maritime entered into a formal engagement letter with UBS.

16. At page 51, you indicate that the board considered combinations with five parties, including General Maritime, Party A and Party B. Please clarify what happened in regards to the proposals by the other two parties that are mentioned.

17. Please revise to disclose the name of the independent counsel retained by the Compensation Committee of the General Maritime board as referenced on page 52, and the name of the compensation consultant that also provided assistance. Please also disclose the name of the technical consultant firm referenced on page 55.

18. We note from the last sentence of the third paragraph on page 53 that the proposed exchange ratio was based on the relative net asset values of the companies and "other things." Please revise to disclose the other things that were considered.

19. We note your disclosure on page 53 regarding the reasons why the board declined to pursue the all-cash deal with Party A. It appears that the proposal by Party A was rejected in large measure due to its offer being at a discount. However, your disclosure on page 73 indicates that the exchange ratio for the merger constitutes a discount of 9.6% to Arlington's shareholders. Please clarify why one offer was deemed unacceptable based on the discount, while the other was deemed acceptable based on what appears to be a comparable discount.

20. Please clarify, if true, that the proposal from General Maritime was the highest offer. If not, disclose the higher offer and explain in detail why it was not accepted.

Recommendation of the General Maritime Board, page 57

21. Please revise into two lists: one of the factors the board believed favored the merger; the other, of factors that did not favor the merger. The factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Please revise this section to explain how each of the factors listed support or do not support the decision to approve the merger.

22. Similarly revise as to the list provided at page 71, under "Recommendation of the Arlington Board."

Opinion of General Maritime's Financial Advisor, page 59

23. Please revise the discussion of the various analyses used by UBS so that the recipients of the proxy statement/prospectus can understand exactly what each analysis indicates. What are they used to show? As a general matter, for each analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how this analysis supports a conclusion that the transaction is fair.

24. Similarly revise regarding Arlington's financial advisor.

Selected Public Company Analysis, page 65

25. Please disclose if any other criteria were used to determine the other seaborne transportation services companies. For example, disclose how these companies compared in size and value with General Maritime and Arlington. Were there other companies that were similar to the selected ones that were similar? If so, why weren't these used as comparisons as well.

Selected Precedent Seaborne Transportation Services Industry Transactions, page 67

26. Please disclose the criteria UBS used to determine the comparable transactions used for the analysis. Tell us whether any additional transactions fit the criteria were not used and why not.

Miscellaneous, page 69

27. Please revise to disclose the amount and/or percentage of the fees that were payable in connection with UBS' opinion and the amount and/or percentage which are contingent upon consummation of the transaction. Please also disclose the comparable information for the fees payable to Jefferies as discussed on page 83.

Present Value of Future Share Price, page 77

28. Please clarify why these companies were deemed comparable.

Material United States Federal Income Tax Considerations, page 87

29. If you are intending to file a short form tax opinion, please revise to delete your characterization of the tax consequences to U.S. holders as a "discussion" throughout because your disclosure appears to indicate that you are receiving an opinion and clarify that this is the opinion.

Comparison of Rights of Shareholders, page 136

    30. Please clarify what happens to the rights held by the Arlington and General Maritime shareholders at the time of the merger under the respective shareholder rights plans.

Proxy Card

    31. Please provide us with the proxy card with your next amendment.

Report of Independent Registered Public Accounting Firm, page F-2

    32. Please revise the opinion to include a signature as required by Rule 2-02(a)(2) of Regulation S-X and Item 302 of Regulation S-T.

General

    33. Please consider the financial statement updating requirements when drafting your next amendment to comply with Rule 3-12 and 11-01 of Regulation S-X.

Exhibit Index

    34. Updated accountants' and other experts' consents should be provided with your next amendment.

Schedule 14A filed April 11, 2008

    35. Refer to the table of fees for professional services rendered by Deloitte and Touche for fiscal 2006 and 2007. We note the relative significance of "All Other Fees" in fiscal 2007. Identify and describe the nature of the individually significant services included under this caption. In this regard please note the Item 9 requirement that registrants describe the nature of the services comprising the fees disclosed under this category. Your statement that these are "fees for any services not included in the first three categories" does not meet this disclosure requirement.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3210.

Regards,

Susan Block
Attorney-Advisor

cc: Via Facsimile (212) 715-8000
        Thomas E. Molner, Esq.
        Kramer Levin Naftalis & Frankel LLP